Exhibit 99.1

Waldencast Reports First Half 2023 Results

–H1’23 Total Net Revenue of $109.3 million
–H1’23 Combined Adjusted EBITDA of $13.9 million up from $7.6 million in H1’22
–Introduces guidance
March 20, 2024 – White Plains, New York – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today announced that it furnished its results for the interim period ended June 30, 2023 (“H1 2023 Interim Financials”) on Form 6-K to the U.S. Securities and Exchange Commission, which are also available on the Company's investor relations site at http://ir.waldencast.com/.

Michel Brousset, Waldencast Founder and CEO, said: “2023 was a year of transition during which we accelerated Milk Makeup’s performance, while making transformative changes to the Obagi Skincare business. Over the first half of 2023, on a comparable basis, Milk Makeup delivered strong Combined Milk Net Revenue growth of +35.7% and Milk Adjusted EBITDA of $12.7 million, compared with $8.1 million in the first half of 2022, a trend we saw continue into the second half of 2023. Obagi Skincare’s performance was mixed with Net Revenue growth in the core U.S. physician dispensed business overshadowed by lower Net Revenue from the planned restructuring of certain channels in the U.S. and from operations in Southeast Asia due to the previously announced delays in obtaining product registrations. Shipments in Southeast Asia resumed in the second half of 2023, however, the ramp in revenue was slower than originally anticipated. That said, we are very excited about the growth prospects for the region as we establish a new and more robust go-to market structure for Obagi Skincare's business in Southeast Asia that will ramp up over the next 18 months.”

“For the full fiscal year 2023, we expect to deliver Combined Comparable Group Net Revenue growth in the mid-teens, and to yield significant advancement in profitability with Adjusted EBITDA Margin in the 10-12% range. While our fiscal 2023 results are expected to trail our original expectations, we believe that the changes made during 2023 will position us well to continue to achieve the on-going structural economics of our business model in 2024 with continued improvements of our Combined Comparable Group Net Revenue and Adjusted EBITDA Margin relative to 2023 guidance levels. This conviction is strengthened by the performance we have seen in the first couple of months of 2024 driven by strong innovation across both brands, particularly the launches of Milk Makeup Cooling Water Jelly Tints and Obagi Skincare's Hydro-Drops®Eye Gel.”

First Half Fiscal 2023 Highlights

On July 27, 2022 (the “Closing Date”), Waldencast consummated the business combination (“Business Combination”) with Obagi Global Holdings Limited (“Obagi Skincare”) and Milk Makeup LLC (“Milk Makeup”). The results below set out certain key performance highlights for the business for the periods presented in the H1 2023 Interim Financials. When reading the H1 2023 Interim Financials and this release, you should note there is a clear division between the “predecessor” periods that include consolidated financial statements up to the Closing Date and “successor” periods that include all periods after the acquisition date. The predecessor and successor results shown on a U.S. GAAP basis are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements. We have included U.S. GAAP numbers for the period H2 2022 but note that they are presented primarily to inform the components of the non-GAAP metrics and do not allow for comparability for the periods presented for the reasons stated above. Please refer to our 2022 20-F filed with the SEC on January 16, 2024 for further information on our key accounting policies and restatements related to 2021 and 2020. Please also refer to the definitions and reconciliations set out further in this release with respect to certain adjusted non-GAAP measures discussed below which are included to provide an easier understanding of the underlying performance of the business given the above.

Waldencast
•Group Net Revenue: U.S. GAAP Net Revenue was $109.3 million in the first half of 2023, and $68.3 million in the first half of 2022.

•Combined Comparable Group Net Revenue: Removing the China Business and including Milk Makeup in the comparable period for the first half of 2022, Combined Comparable Group Net Revenue was $106.0 million in the first half of 2023, up 5.1% from $100.8 million in the first half of 2022.

•Group Net Income/Loss and Adjusted EBITDA: Net loss was $(36.8) million during the first half of 2023, and $(17.6) million during the first half of 2022. Adjusted EBITDA was $13.9 million in the first half of 2023, compared with $(0.5) million during the first half of 2022.

•Group Combined Adjusted EBITDA: Combined Adjusted EBITDA was $13.9 million (12.7% Adjusted EBITDA Margin) during the first half of 2023, compared with $7.6 million during the first half of 2022.

•Obagi Skincare: For Obagi Skincare, U.S. GAAP Net Revenue was $57.0 million in the first half of 2023, compared with $68.3 million in the first half of 2022. Comparable Obagi Net Revenue was $53.7 million in the first half of 2023, down 13.8% vs. $62.2 million in the first half of 2022. The reduction in revenue was related primarily to the loss in revenue related to the Southeast Asia distributor (-$9.3m) and lower revenue recognized in connection with Obagi Skincare’s Amazon distributor (-$2.2m) resulting from the decision to pivot to a direct distribution model and the termination of the agreement in place with the Amazon distributor. Offsetting these impacts, Obagi.com grew 80.9%, from $2.9 million in the first half of 2022 to $5.3 million in the first half of 2023 and International distributors (excluding Southeast Asia) grew 20.7% to $8.4 million in the same period. Obagi Skincare recorded a Net Loss of $(12.2) million in H1 2023. Obagi Skincare Adjusted EBITDA was $9.6 million (16.9% Obagi Adjusted EBITDA Margin) in the first half of 2023, compared with $(0.5) million (-0.7% Obagi Adjusted EBITDA Margin) in the first half of 2022 which was achieved in part due to the fact that revenue in the first half of 2023 from the Southeast Asia distributor had better margins as a result of the cash basis revenue recognition accounting compared to the first half of 2022 where margins were adversely impacted by shipments being greater than cash collected.

•Milk Makeup: For Milk Makeup U.S. GAAP Net Revenue was $52.3 million in the first half of 2023. Combined Milk Net Revenue was $38.5 million for the first half of 2022, resulting in a 35.7% growth across periods on a comparable basis. Milk Makeup recorded a Net Loss of $(0.7) million in H1 2023. Milk Adjusted EBITDA of $12.7 million (24.3% Milk Adjusted EBITDA Margin), compared with $8.1 million in the first half of 2022 driven by continued strong sales growth globally and improving gross margin.

•Liquidity: At June 30, 2023, Waldencast had $18.9 million in cash and cash equivalents and net debt of $196.5 million. Total cash flow in the period January 1, 2023 to June 30, 2023 was $10.2 million, including a $35 million draw down on the revolving credit facilities. The revolving credit facility was fully repaid using the proceeds from the private placement conducted by Waldencast in September 2023 and remained undrawn until the end of fiscal 2023.

•Outstanding shares: As of June 30, 2023, the Company had 108,016,112 ordinary shares outstanding, consisting of 87,032,559 Class A ordinary shares outstanding and 20,983,553 Class B ordinary shares outstanding. As of December 31, 2023, the Company had 122,076,410 ordinary shares outstanding, consisting of 101,228,857 Class A ordinary shares outstanding and 20,847,553 Class B ordinary shares outstanding. Fully Diluted Shares increased to 129,695,296 million as of December 31, 2023, primarily driven by 14,000,000 million additional Class A ordinary shares issued in connection with the

September 2023 private placement and 2,760,000 million ordinary shares granted as equity awards to employees. As of December 31, 2023, 70,245,039 Class A ordinary shares remain subject to contractual lock-up arrangements entered into in connection with the September 2023 private placement, of which (i) 10,401,884 were locked until March 14, 2024, (ii) 7,159,376 are locked until May 8, 2024, (iii) 31,205,649 are locked until September 14, 2024 and (iv) 21,478,130 are locked until November 8, 2024. Contractual lock-ups previously applying to former members of Milk Makeup and founders expired during the course of 2023. Further details regarding the duration of these lock-ups are set forth in our 2022 20-F.

The publication of the H1 2023 Interim Financials marks an important milestone for Waldencast in regaining compliance with Nasdaq reporting requirements and satisfaction of the conditions granted by the hearing panel. Waldencast looks forward to providing further updates on FY 2023 performance in connection with the publication of its 2023 20-F. In connection with the restatement of prior financial statements described in further detail below, Waldencast also published restated financials for Obagi Skincare for the period ended March 31, 2022 as required under securities regulations.

Obagi Skincare

Obagi Skincare is a flagship well established brand in the physician dispensed market, one of the most attractive sub-segments of premium skin care in the U.S. With its breakthrough technology and transformative clinically proven results, Obagi Skincare unlocks high loyalty from both consumers and physicians, and we believe is well positioned to answer the growing consumer need for high performance effective skin care, while also paving the way for Obagi Skincare to expand into other categories.

In the first half of 2023, Obagi Skincare reset its strategy and plans in the key strategic region of Southeast Asia through the acquisition of the Vietnam operations of the legacy Southeast Asia distributor and setting up the infrastructure to support a direct distribution model in the region, which is approximately 10 times the size of the Vietnam market. The skincare market in Southeast Asia is approximately $11 billion1 and growing rapidly and the Obagi Skincare brand has achieved widespread support from the dermatological community in the region. As part of this initiative, Obagi Skincare accelerated its organizational transformation in Southeast Asia with the appointment of a new management team. In connection with the restructuring of Obagi Skincare’s business in Southeast Asia, in 2023 management also decided to discontinue the Obagi Clinical range and focus on selling the flagship Obagi Medical range in the region. Beyond Southeast Asia, a number of initiatives were also implemented during the course of 2023 designed to reposition the business for future success, led by a new management team which was announced in H2 2023.

In the first half of 2023 Obagi Skincare achieved U.S. GAAP Net Revenue of $57.0 million, compared with $68.3 million in the first half of 2022. Excluding sales from the China Business, Obagi Skincare delivered Comparable Obagi Net Revenue of $53.7 million in the first half of 2023, down 13.8% vs. $62.2 million in the first half of 2022. The reduction in revenue was related in part to the loss in revenue related to the Southeast Asia distributor (-$9.3m) and in part to lower revenue recognized in connection with Obagi Skincare’s Amazon distributor (-$2.2m) resulting from the decision to pivot to a direct distribution model and the termination of the agreement in place with the Amazon distributor. Offsetting these impacts, Obagi.com grew 80.9%, from $2.9m million in the first half of 2022 to $5.3 million in the first half of 2023 and International distributors (excluding Southeast Asia) grew 20.7% to $8.4 million in the same period. Obagi Skincare recorded a U.S. GAAP Net Loss of $(12.2) million in the first half of 2023. Obagi Adjusted EBITDA was $9.6 million (16.9% Obagi Adjusted EBITDA Margin) in the first half of 2023, compared with $(0.5) million (-0.7% Obagi Adjusted EBITDA Margin) in the first half of 2022 which was achieved in part due to the fact that revenue in the first half of 2023 from the Southeast Asia distributor had better margins as a result of the cash basis revenue recognition accounting compared to the first half of 2022 where margins were adversely impacted by shipments being greater than cash collected.

As previously reported, in the first half of 2023, the Company implemented a series of initiatives relating to the Obagi Skincare business model in order to be better positioned to capture the opportunities in one of the fastest growing sub-segments of the skincare premium market. Obagi Skincare remains focused on the U.S. physician channel business, with a large healthcare professional account base consisting of more than 5,300 active medical provider accounts as of March 2024, and management estimates there are approximately 18,800 licensed physicians comprising licensed dermatologists and licensed cosmetic surgeons, resulting in broad distribution of Obagi products.

__________________________
1 Source: Sales value of skin care in Southeast Asia* (USD Million) in 2023, Euromonitor, KPMG Analysis. Note: Southeast Asia countries include 9 countries, namely Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam.

Milk Makeup

Milk Makeup is a leading, award winning, prestige, clean makeup brand with unique products, a strong following among Gen-Z consumers and a growing global presence. Milk Makeup has built an organic following through a diverse and inclusive community known for its cultural relevance and iconic products. In the first half of 2023, Milk Makeup was the number 2 clean brand at Sephora U.S., bringing a relevant promise of cool, clean, makeup that works.

This translated into a strong financial performance with Milk delivering in the first half of 2023 U.S. GAAP Net Revenue of $52.3 million, a gross margin of 62.8% and Net Loss of $(0.7) million. Milk Adjusted EBITDA was $12.7 million (24.3%) in the first half of 2023, compared with $8.1 million in the first half of 2022 driven by continued strong sales growth globally and improving gross margin.

In the first half of 2023, Milk Makeup advanced on its key strategic goals via:
•Successfully bringing market leading innovation with two high profile launches Pore Eclipse Powder and Contouring Sticks (successful extension to existing strong Pillars Pore Eclipse and Sticks);
•Delivering high impact awareness by driving marketing campaigns both digitally on social media (e.g. TikTok) and through physical campaigns reaching their community in relevant touchpoints with relevant messaging; and
•Expanding into high demand markets such as the U.K. with the launch into Space NK and being a brand anchor of the highly publicized Sephora brick and mortar launch in the U.K.

Financial Overview

In accounting for the Business Combination, Waldencast was deemed to be the accounting acquirer, and Obagi Skincare was deemed to be the predecessor entity for purposes of financial reporting. Under the acquisition method of accounting, Waldencast’s assets and liabilities retained their carrying values and the assets and liabilities associated with Obagi Skincare and Milk Makeup were recorded at their fair values measured as of the acquisition date, which created a new basis of accounting.

When reading the H1 2023 Interim Financials and this release, you should note there is a clear division between the “predecessor” periods that include consolidated financial statements up to the Closing Date and “successor” periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements.

In addition, as previously disclosed, during the year ended December 31, 2023, management of the Company and the audit committee of Waldencast’s Board of Directors (the “Audit Committee”), with the assistance of legal and accounting advisors, conducted an internal review of certain accounting issues related to the recognition of revenue in Predecessor Periods, including issues related to the recognition of revenue from sales of Obagi Skincare products to Obagi’s Southeast Asia in Vietnam, transactions with other Obagi Skincare distributors both within and outside the U.S., as well as certain other accounting items. As a result of the review, the Board of Directors, upon the recommendation of the Audit Committee, concluded that financial statements for certain Predecessor Periods should no longer be relied upon and should be restated. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” and "Item 8. Financial Information- Note 2. Restatement and Reclassifications.” in the Company’s 2022 20-F filed with the SEC on January 16, 2024 for more information on the basis and impact of the restatement.

Supplemental to the reported financial results set out in this section, management has also included certain key financial highlights for the business for the period covered in the H1 2023 Interim Financials which include non-GAAP measures which management uses to describe the underlying performance of the business. Please refer to definitions of the non-GAAP measures below and reconciliation to the closest GAAP measure.

Reported consolidated statements of operations

	Six Months Ended
	June 30,
	2023	2022
		(As Restated)
	Successor	Predecessor
U.S. Dollars (in thousands)	(Waldencast)	(Obagi)
Net revenue (including related party net revenue of $3,385 in the Successor period)	$109,338	$68,250
Cost of goods sold (including related party costs of $1,121 in the Successor period)	41,158	29,063
Gross Profit	68,180	39,187
Selling, general and administrative	100,687	49,909
Research and development	2,720	2,133
Loss on impairment of goodwill	—	—
Total operating expenses	103,407	52,042
Operating (loss) income	(35,227)	(12,855)
Interest expense, net	8,850	5,702
Change in fair value of derivative warrant liabilities	(1,122)
Other (income) expense, net	(1,666)	(1,011)
Total other (income) expenses, net	6,062	4,691
Loss before income taxes	(41,289)	(17,546)
Income tax (benefit) expense	(4,509)	96
Net loss	(36,780)	(17,642)
Net loss attributable to noncontrolling interests	(7,366)	—
Net loss attributable to Class A shareholders	$(29,414)	$(17,642)
Net loss per share attributable to Class A Shareholders:
Basic and Diluted	$(4.60)	$(2.21)
Shares used in computing net loss per share:
Basic and Diluted	8,000,002	8,000,002

Financial highlights summary overview

Obagi	Six months ended June 30, 2023	Six months ended June 30, 2022	Growth
U.S. Dollars (in thousands)	(Successor)	(Predecessor)
Net Revenue	$57,014	$68,250	(16.5)%
Adjusted Gross Profit	38,452	41,515	(7.4)%
Adjusted Gross Margin %	67.4%	60.8%	662 bps

Adjusted EBITDA	$9,645	$(480)	2109.4%
Adjusted EBITDA Margin %	16.9%	(0.7)%	1,762 bps

Milk	Six months ended June 30, 2023	Six months ended June 30, 2022	Growth
U.S. Dollars (in thousands)	(Successor)	(Predecessor)
Net Revenue	$52,324	$38,548	35.7%
Adjusted Gross Profit	34,531	25,183	37.1%
Adjusted Gross Margin %	66.0%	65.3%	67 bps

Adjusted EBITDA	$12,719	$8,107	56.9%
Adjusted EBITDA Margin %	24.3%	21.0%	328 bps

Central	Six months ended June 30, 2023	Six months ended June 30, 2022	Growth
U.S. Dollars (in thousands)	(Successor)	(Predecessor)
Adjusted EBITDA	$(8,460)	$—	—%

Group	Six months ended June 30, 2023	Six months ended June 30, 2022	Growth
U.S. Dollars (in thousands)	(Successor)	(Predecessor)
Net Revenue	$109,338	$106,798	2.4%
Combined Adjusted EBITDA	$13,905	$7,628	82.3%
Combined Adjusted EBITDA Margin %	12.7%	7.1%	557 bps

Non-GAAP Financial Measures

In addition to the financial measures presented in the H1 2023 Interim Financials and this release in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends given the Business Combination and certain other factors. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business.

There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.

Please refer to definitions set out in the release and the tables included in this release for a reconciliation of these metrics to the most directly comparable GAAP financial measures.

Combined Group Net Revenue is defined for the six months ended June 30, 2023 as the U.S. GAAP reported net revenue for Waldencast plc and is defined for the six months ended June 30, 2022 as the combined net revenue for the six months ended June 30, 2022 for Obagi Skincare and Milk Makeup. Under U.S. GAAP, Milk Makeup’s pre-acquisition period should not be included for the six months ended June 30, 2022. Management believes these non-GAAP comparative results provide a perspective on the on-going performance of the operations of the combined group.

U.S. Dollars (in thousands)	Six months ended June 30, 2023	Six months ended June 30, 2022	Growth
	(Successor)	(Predecessor)
Obagi Net Revenue	$57,014	$68,250	(16.5)%
Milk Net Revenue	52,324	—
Net Revenue	109,338	68,250	60.2%
Adjusted for Milk pre-July 28, 2022:
Milk Net Revenue	—	38,548
Combined Net Revenue	$109,338	$106,798	2.4%

Combined Comparable Group Net Revenue is defined as Combined Group Net Revenue excluding sales related to the former Obagi China business, which was not acquired by Waldencast at the time of the Business Combination In the six months ended June 30, 2023, the “Obagi China Business” constitutes related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast. Management believes that this non-GAAP measure provides perspective on how Waldencast’s management evaluates and monitors the performance of the business.

Group	Six months ended June 30, 2023	Six months ended June 30, 2022	Growth
U.S. Dollars (in thousands)	(Successor)	(Predecessor)
Combined Net Revenue	$109,338	$106,798	2.4%
Adjusted for:
Obagi China Net Revenue	(3,363)	(6,013)
Comparable Net Revenue	$105,975	$100,785	5.1%

Comparable Obagi Net Revenue is defined as Obagi Net Revenue excluding sales related to the former Obagi China Business, which was not acquired by Waldencast at the time of the Business Combination. In the six months ended June 30, 2023, the Obagi China Business constitutes related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with

Waldencast. Management believes these non-GAAP comparative results provide a perspective on the on-going performance of the operations of the combined group.

Obagi	Six months ended June 30, 2023	Six months ended June 30, 2022	Growth
U.S. Dollars (in thousands)	(Successor)	(Predecessor)
Net Revenue	$57,014	$68,250	(16.5)%
Adjusted for:
Obagi China Net Revenue	(3,363)	(6,013)
Comparable Net Revenue	$53,651	$62,237	(13.8)%

Combined Milk Net Revenue is defined for the six months ended June 30, 2023 as the U.S. GAAP reported net revenue for Milk Makeup and is defined for the six months ended June 30, 2022 as the net revenue for the six months ended June 30, 2022 for Milk Makeup. Under U.S. GAAP, the Milk Makeup’s pre-acquisition period should not be included. Management believes these non-GAAP comparative annual results provide a perspective on the on-going performance of the operations of the combined group. See the reconciliation under the definition of “Combined Group Net Revenue”.

Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include: (1) non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to Obagi China, change in fair value of financial instruments, loss on impairment of leases, and foreign currency transaction loss (gain); and (2) interest expense, income tax expense. In addition adjustments include expenses that are not related to our underlying business performance including (1) transaction-related costs which includes mainly legal expenses in connection with the Business Combination, including creating and maintaining the Up-C structure, as well as advisory and professional fees relating to the restatement and investigation; (2) non-operating gain due to a recovery of inventory and (3) other non-recurring loss.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of U.S. GAAP Net Revenue.

	Six months ended June 30, 2023 (Successor)				Six months ended June 30, 2022 (Predecessor)
U.S. Dollars (in thousands)	Obagi	Milk	Central	Waldencast (Total)	Obagi

Net Loss	$(12,237)	$(676)	$(23,867)	$(36,780)	$(17,642)
Adjusted For:
Depreciation and amortization	20,725	9,536	—	30,261	7,140
Interest expense	5,978	424	3,209	9,611	5,702
Income tax (benefit) expense	(4,510)	1	—	(4,509)	(40)
Stock-based compensation expense	990	1,428	3,058	5,476	—
Transaction-related costs (1)	—	—	10,624	10,624	4,038
COGS impact related to inventory fair value adjustment (2)	—	1,691	—	1,691	—
Change in fair value of derivative warrant liabilities (3)	—	—	(1,122)	(1,122)	—
Change in fair value of interest rate collar (4)	—	—	(345)	(345)	—
Amortization of related party liability (5)	(2,371)	—	—	(2,371)	—
Foreign currency transaction loss (gain)	5	315	(17)	303	26
Inventory recovery (6)	(1,500)	—	—	(1,500)	—
Product discontinuation (7)	1,639	—	—	1,639	—
Loss on impairment of lease	767	—	—	767	—
Other non-recurring costs	159	—	—	159	296
Adjusted EBITDA	$9,645	$12,719	$(8,460)	$13,904	$(480)
Net Revenue	$57,014	$52,324	$—	$109,338	$68,250
Net Loss % of Net Revenue	(21.5)%	(1.3)%	N/A	(33.6)%	(25.8)%
Adjusted EBITDA Margin	16.9%	24.3%	N/A	12.7%	(0.7)%

(1) Includes mainly legal, advisory and consultant fees related to the Business Combination and the financial restatement of the 2020-2022 periods.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination
(3) Relates to change in fair value of warrant liabilities and not definitively related to operations
(4) Relates to interest collar and not definitively related to operations
(5) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(6) Relates to the costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor which is not part of recurring operations.
(7) Relates to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated.

	Six months ended June 30, 2023		Six months ended June 30, 2022
	Milk		Milk
U.S. Dollars (in thousands)	(Successor)		(Predecessor)

Net Income (Loss)	$(676)		$4,961
Adjusted For:
Depreciation and amortization	9,536		1,169
Interest expense, net	424		21
Income tax expense (benefit)	1		9
Stock-based compensation expense	1,428		131
Transaction-related costs (1)	—		1,584
COGS impact related to Inventory fair value adjustment (2)	1,691		—
Foreign currency transaction loss (gain)	315		208
(Gain) loss on disposal of assets	—		24
Adjusted EBITDA	$12,719		$8,107
Net Revenue	$52,324	$68,250	$38,548
Net Loss % of Net Revenue	(1.3)%		12.9%
Adjusted EBITDA % of Net Revenue	24.3%		21.0%
(1) Includes mainly legal expenses in connection with the Business Combination.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination

Combined Adjusted EBITDA is defined as Adjusted EBITDA which combines (1) Adjusted EBITDA for Obagi Skincare for the period ended June 30, 2023 and the predecessor acquisition period for Obagi Skincare for the period ended June 30, 2022, (2) Adjusted EBITDA for Milk Makeup for the period ended June 30, 2023 and June 30, 2022 and (3) central costs for the period ended June 30, 2023. Under U.S. GAAP, Adjusted EBITDA for Milk Makeup should not be included for the six months ended June 30, 2022. Management believes these non-GAAP comparative results provide a perspective on the on-going performance of the operations of the combined group.

U.S. Dollars (in thousands)	Six months ended June 30, 2023	Six months ended June 30, 2022
	(Successor)	(Predecessor)
Obagi Adjusted EBITDA	$9,645	$(480)
Milk Adjusted EBITDA	12,719	—
Central Adjusted EBITDA	(8,460)	—
Adjusted EBITDA	13,904	(480)
Adjusted for:
Milk Adjusted EBITDA	—	8,107
Central Adjusted EBITDA	—	—
Combined Adjusted EBITDA	$13,904	$7,627

Obagi Adjusted EBITDA is defined as Obagi Adjusted EBITDA for the period ended June 30, 2023 and the predecessor acquisition period for Obagi Skincare for the period ended June 30, 2022.

Milk Adjusted EBITDA is defined as Adjusted EBITDA for Milk Makeup for the period ended June 30, 2023 and Adjusted EBITDA for Milk Makeup prior to the Business Combination for the period ended June 30, 2022. Under U.S. GAAP, Adjusted EBITDA for Milk Makeup should not be included for the six months ended June 30, 2022. Management believes these non-GAAP comparative results provide a perspective on the on-going performance of the operations of the combined group.

Adjusted Gross Profit is defined as U.S. GAAP Gross Profit which excludes the impact of inventory fair value adjustments and the amortization of the fair value of the related party liability to Obagi China.

Adjusted Gross Margin is defined as Adjusted Gross Profit divided by U.S. GAAP Net Revenue for the first half of 2023 and Combined Net Revenue for the first half of 2022.

	Six months ended June 30, 2023 (Successor)			Six months ended June 30, 2022

U.S. Dollars (in thousands)	Obagi	Milk	Waldencast (Total)	(Predecessor) Obagi
Net revenue	$57,014	$52,324	$109,338	$68,250
Gross Profit	35,340	32,840	68,180	39,187
Gross Margin %	62.0%	62.8%	62.4%	57.4%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	(2,371)	—	(2,371)	—
Amortization of the inventory fair value adjustment	—	1,691	1,691	—
Amortization of intangible asset	5,483	—	5,483	2,328
Adjusted Gross Profit	$38,452	$34,531	$72,983	$41,515
Adjusted Gross Margin %	67.4%	66.0%	66.7%	60.8%

	Six months ended June 30, 2023 (Successor)	Six months ended June 30, 2022 (Predecessor)

U.S. Dollars (in thousands)	Milk	Milk
Net revenue	$52,324	$38,548
Gross Profit	32,840	25,183
Gross Margin %	62.8%	65.3%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	—	—
Amortization of the inventory fair value adjustment	1,691	—
Adjusted Gross Profit	$34,531	$25,183
Adjusted Gross Margin %	66.0%	65.3%

Net Debt Position is defined as the principal outstanding for the 2022 term loan and 2022 revolving credit facility minus the cash and cash equivalents as of June 30, 2023.

U.S. Dollars (in thousands)	Reconciliation of Net Carrying Amount of Debt to Net Debt
Current portion of long-term debt	$55,636
Long-term debt	155,042
Net carrying amount of debt	210,678
Adjusted for:
Unamortized debt issuance costs	4,689
Cash & cash equivalents	(18,900)
Net Debt	$196,467

About Waldencast plc

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 30 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Skincare products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Skincare is available on the brand’s website, Facebook, Twitter and Instagram pages.

Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: statements regarding Waldencast’s outlook and guidance for Fiscal 2023 and Fiscal 2024, the Company’s ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; the Company’s long-term strategy and future operations or operating results; expectations with respect to the Company’s industry and the markets in which it operates; future product introductions; the Company’s ability to evidence compliance with all applicable requirements for continued listing on Nasdaq; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Skincare and Milk Makeup, (ii) failure by the Company to regain compliance with Nasdaq’s continued listing standards or failure to obtain a further extension from the Panel or failure by the Company to satisfy the terms of any extension granted, all of which may result in the Company’s securities being delisted from Nasdaq, (iii) the ability of the Company to file required financial results in a timely manner, (iv) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (v) the potential for delisting, legal proceedings or government investigations or enforcement actions, including those relating to the subject of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (vi) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any continuing or future defaults or events of default, (vii) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (viii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities,

(ix) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (x) any shifts in the preferences of consumers as to where and how they shop, and (xi) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2022 20-F (File No. 01-40207), filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Investors
ICR
Allison Malkin
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com